                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT
                  OF 1934 AND RULE 13E-3 THEREUNDER RULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                           THE NOSTALGIA NETWORK, INC.
                              (Name of the Issuer)

                           THE NOSTALGIA NETWORK, INC.
                                      and
                   NNI ACQUISITION CORPORATION ("ACQUISITION")
                   CROWN COMMUNICATIONS CORPORATION ("CROWN")
                    CONCEPT COMMUNICATIONS, INC. ("CONCEPT")
                      CROWN CAPITAL CORPORATION ("CAPITAL")
 (Acquisition, Crown, Concept and Capital are collectively referred to herein as the Concept Group)

                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $.04 Per Share
                         (Title of Class of Securities)

                                   669 752107
                      (CUSIP Number of Class of Securities)
                               -------------------

                           SQuire Rushnell, President
                           The Nostalgia Network, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001

                            Dong Moon Joo, President
                        Crown Communications Corporation
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                      -------------------------------------

                                   COPIES TO:

                          Arthur E. Cirulnick, Esquire
                   Venable, Baetjer, Howard and Civilleti, LLP
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.       [ ] A tender offer.

d.       [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            CALCULATION OF FILING FEE

    Transaction Valuation                    Amount Of Filing Fee

    ------------------                       -------------------
       1,441,958.77                              $288.40(1)

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       (1) Paid pursuant to the preliminary Proxy Statement on Schedule 14A filed in conjunction with this transaction as of the date hereof.

                                  INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by The Nostalgia Network, a Delaware corporation (the "Company"), and the Concept Group, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of Acquisition with and into the Company pursuant to an Agreement and Plan of Merger, dated as of January 11, 2000 (the "Merger Agreement"), by and between the Company and Acquisition.

         In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, Acquisition will merge with and into the Company, with the Company as the surviving corporation. At the effective time of the Merger as defined in the Merger Agreement (the "Effective Time"):

         1. Each issued and outstanding share of common stock, par value $.04 per share, of the Company (the "Common Stock"), other than Common Stock held by Acquisition or stockholders exercising their appraisal rights will be converted into and become the right to receive $0.07 per share of Common Stock in cash, without interest.

         2. Each issued and outstanding share of preferred stock, par value $2.00 per share, of the Company (the "Preferred Stock"), other than Preferred Stock held by Acquisition or stockholders exercising their appraisal rights will be converted into and become the right to receive $7.00 per share of Preferred Stock in cash, without interest.

         3. Each share of Common and Preferred Stock owned by Acquisition, or held in the treasury of the Company immediately prior to the Effective Time, shall be cancelled and cease to exist at and after the Effective Time, and no consideration will be paid with respect thereto.

         4. Finally, each share of common stock of Acquisition that is issued and outstanding immediately prior to the filing of the Certificate of Merger shall be converted into and represent the right to receive one fully paid and non-assessable share of newly issued common stock of the Company, par value One Cent ($0.01) per share, and such shares of the Company shall constitute the only issued shares of the Company.

         Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of the Merger. The Proxy Statement is incorporated herein by reference. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

                                 SPECIAL FACTORS

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013 (Reg. M-A)

     (a)-(c) The information set forth in the sections entitled "SUMMARY -- Voted Required" "SUMMARY - Effects of the Merger," "SUMMARY - Management of the Company Following the Merger," "SUMMARY - Reasons for the Merger," "THE MERGER
- - Reasons for the Merger," "THE SPECIAL MEETING -- Voted Requiered" "THE MERGER - Effects of the Merger on the Rights of Existing Stockholders," "THE MERGER AGREEMENT - Terms of the Merger" and "FEDERAL INCOME TAX CONSIDERATIONS" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION


Item 1014 (Reg. M-A)

     (a)-(f) The information set forth on the cover page to the Proxy Statement and in the sections entitled "SUMMARY TERM SHEET," "SUMMARY -- Reasons for the Merger -- Recommendations of the Company's Special Committee and the Board of Directors," "SUMMARY -- Reasons for the Merger -- Opinion of Financial Advisor," "THE MERGER -- Background," "THE MERGER -- Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors," THE
MERGER -- Conflicts of Interest," and "THE MERGER -- Opinion of the Financial Advisor to the Special Committee" is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Item 1015 (Reg. M-A)

         (a), (b) The information set forth in the sections entitled "SUMMARY TERM SHEET," "SUMMARY -- Reasons for the Merger -- Opinion of the Financial Advisor," and "THE MERGER -- Opinion of the Financial Advisor to the Special Committee" of the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

         (c) The opinion of Chatsworth has been provided as Annex B to the Proxy Statement.

ITEM 1.           SUMMARY TERM SHEET.

Item 1001 (Reg. M-A)

      The information set forth in the section entitled "SUMMARY
TERM SHEET" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

Item 1002 (Reg. M-A)

         (a) The information set forth in the cover page to the Proxy Statement is incorporated herein by reference.

         (b) 1(f) The information set forth in the section entitled "CERTAIN TRANSACTIONS AND RELATIONSHIPS" is incorporated herein by reference.

         (c) The information set forth on the Cover Page to the Proxy Statement and in the section entitled "SUMMARY -- COMPARATIVE PER SHARE MARKET INFORMATION" is incorporated herein by reference.

         (e) Not applicable.

         (f) The information set forth in the section entitled "CERTAIN TRANSACTIONS AND RELATIONSHIPS" of the Proxy Statement is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

Item 1003 (Reg. M-A)

         (a) - (c) The information set forth in the cover page to the Proxy Statement and the section entitled "THE CONCEPT GROUP" is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION


Item 1004 (Reg. M-A)

         (a), (c), (d) The information set forth in the cover page to the Proxy Statement and the sections entitled "SUMMARY TERM SHEET," "SUMMARY -- Reasons For the Merger; "SUMMARY -- The Merger," "THE SPECIAL MEETING -- Vote Required," "THE MERGER -- Reasons for the Merger," "THE MERGER -- Recommendations of the Special Committee and the Board of Directors," "THE MERGER -- Effect of the Merger on the Rights of Existing Stockholders;" "THE MERGER -- Accounting Treatment," "THE MERGER -- Appraisal Rights" and "FEDERAL INCOME TAX CONSIDERATIONS" is incorporated herein by reference.

         (e) The information set forth in the section entitled "THE MERGER -- Appraisal Rights," is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 (Reg. M-A)

         (a)-(c) The information set forth in the sections entitled "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS," "CERTAIN TRANSACTIONS AND RELATIONSHIPS" and "THE MERGER -- Background" of the Proxy Statement are incorporated herein by reference.

         (e) The information set forth in the sections entitled "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" and "CERTAIN TRANSACTIONS AND RELATIONSHIPS" is incorporated herein by reference.

ITEM 6.           PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

     (b),(c) The information set forth in the sections entitled "SUMMARY -- Effects of the Merger," "SUMMARY -- Management of the Company Following the Merger," "THE MERGER -- Effect of the Merger on the Rights of Existing Stockholders" and "THE MERGER AGREEMENT -- Terms of the Merger" is incorporated herein by reference.


ITEM 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 1007 (Reg. M-A)

     (a),(b),(d) The information set forth in the section entitled "THE MERGER -- Background" of the Proxy Statement is incorporated herein by reference.

     (c) The information set forth in the section entitled "THE MERGER -- Expenses and Fees" of the Proxy Statement is incorporated herein by reference.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Item 1008 (Reg. M-A)

         (a) The information set forth in the sections entitled "SUMMARY - The Special Meeting - - Vote Required," "THE SPECIAL MEETING -- Vote Required," and "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" of the Proxy Statement.

         (b) The information set forth in the Proxy Statement the section entitled "CERTAIN TRANSACTIONS AND RELATIONSHIPS" is incorporated herein by reference.

ITEM 12.         THE SOLICITATION OR RECOMMENDATION

Item 1012

         (d), (e) The information set forth in the sections entitled "SUMMARY -- The Special Meeting -- Vote Required," "SUMMARY -- Recommendations of the Company's Special Committee and the Board of Directors" and "THE SPECIAL
MEETING -- Vote Required," of the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 13.          FINANCIAL STATEMENTS

Item 1010 (Reg. M-A)

         (a) The information set forth in the sections entitled "SELECTED FINANCIAL DATA" and "THE NOSTALGIA NETWORK, INC., FINANCIAL STATEMENT AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS, DECEMBER 31, 1998, 1997 and 1996" of the Proxy Statement is incorporated herein by reference.

         (b) Not material to the Merger.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 (Reg. M-A)

         (a) Not applicable.

         (b) The information set forth in the section entitled "THE MERGER-- Background" of the Proxy Statement incorporated by reference herein.

ITEM 15. ADDITIONAL INFORMATION

Item 1001(b) (Reg. M-A)

         (a), (b) Not applicable.


Dated:  January ___, 2000

                                          THE NOSTALGIA NETWORK, INC.


                                          /s/ WILLARD R. NICHOLS
                                          ----------------------------
                                          By: Willard R. Nichols, Vice President
                                              General Counsel and Secretary


                                          CONCEPT COMMUNICATIONS, INC.


                                          /s/ WERNER SEUBERT
                                          ----------------------------
                                          By: Werner Seubert, Vice President


                                          CROWN COMMUNICATIONS CORPORATION

                                          /s/ WERNER SEUBERT
                                          ----------------------------
                                          By: Werner Seubert, Vice President

                                          CROWN CAPITAL CORPORATION

                                          /s/ WERNER SEUBERT
                                          ----------------------------
                                          By: Werner Seubert, Vice President


                                          NNI ACQUISITION CORPORATION

                                          /s/ WERNER SEUBERT
                                          ----------------------------
                                          By: Werner Seubert, Vice President